FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited
(Reg No 1936/008963/06)
(Incorporated in the Republic of South Africa)
JSE Share Code : SAP
ISIN  Code : ZAE000006284
(“Sappi”)

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration. There will be no public offering of any securities in the United States. This document is not for distribution in the United States, Japan, Australia or Canada.

PROPOSED ACQUISITION BY SAPPI OF M-REAL CORPORATION’S COATED GRAPHIC PAPER BUSINESS AND ANNOUNCEMENT OF DATE OF GENERAL MEETING

1. Introduction
Shareholders of Sappi Limited ("Sappi", the “Company”) are referred to the announcements published by Sappi on SENS dated 29 September 2008 and  2 October 2008; and the press advertisements dated 1 October 2008 and  2 October 2008 regarding the proposed acquisition by Sappi of the coated graphic paper business of M-real (the "Acquisition").

2. Category 1 circular and general meetings
Shareholders of Sappi are advised that the circular (the “Circular”) in respect of the Acquisition (which is a category 1 transaction in terms of the Listings Requirements of the Johannesburg Stock Exchange), and which contains a notice convening a general meeting (the “General Meeting”) of Sappi shareholders for the purposes of proposing, and if deemed fit, passing, inter alia, all resolutions required to be passed to implement the Acquisition, has been posted to shareholders on 10 October 2008.

The Circular has been signed in Johannesburg on 10 October 2008, by Roeloff Jacobus Boëttger and Mark Richard Thompson in their capacity as directors of Sappi Limited and on behalf of all of the other directors of Sappi Limited under powers of attorney granted to them by each other director of the Company. A signed copy of the Circular is available for inspection by shareholders at the offices of the Company.

The Circular will also be available on Sappi’s website: www.sappi.com.

The General Meeting will be held on Monday, 3 November 2008, at 15:00 (South African time) at Sappi’s offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa.

3. Conditions precedent
Shareholders of Sappi are advised that the Acquisition remains subject to the fulfilment of a number of conditions precedent, details of which are set out in the Circular posted to shareholders.

4. Pro forma financial effects of the Acquisition of Sappi
Shareholders of Sappi are advised that the pro forma financial effects of the Acquisition, published in the announcement dated 29 September 2008, have not changed.

Johannesburg
10 October 2008

Financial adviser to Sappi
Morgan Stanley & Co. Ltd.
Acquisition transaction sponsor
Morgan Stanley South Africa (Proprietary) Limited

South African legal adviser to Sappi
Bowman Gilfillan
English legal adviser to Sappi
Linklaters LLP
US legal adviser to Sappi
Cravath, Swaine & Moore LLP
Financial adviser to M-real
Goldman Sachs International
South African legal adviser to M-real
Werksmans
English legal adviser to M-real
Slaughter and May
Sponsor to Sappi
UBS South Africa (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 10, 2008

SAPPI LIMITED,

by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary